

07070028

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

- **Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2006

Commission file number 33-32783

A. **Full title of the plan and the address of the plan, if different from that of the Issuer named below:**

Irwin Financial Corporation Employees' Savings Plan
500 Washington Street
Columbus, Indiana 47201

B. **Name is issuer of the securities held pursuant to the plan and the address of its Principal executive office:**

Irwin Financial Corporation
500 Washington Street
Columbus, Indiana 47201


SEC MAIL PROCESSING
RECEIVED
JUL 02 2007
WASH, D.C.
190
SECTION

PROCESSED
JUL 19 2007
THOMSON
FINANCIAL

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Irwin Financial Corporation Employees' Savings Plan

Date: 6/28/07 By: 

Theresa L. Hall, Vice President
Irwin Financial Corporation

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-32783) pertaining to the Irwin Financial Corporation Employees' Savings Plan of our report dated June 26, 2007, with respect to the financial statements and schedule of the Irwin Financial Corporation Employees' Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

Indianapolis, Indiana
June 26, 2007

Ernst & Young LLP

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Irwin Financial Corporation Employees' Savings Plan
December 31, 2006 and 2005, and Year Ended December 31, 2006
With Report of Independent Registered Public Accounting Firm

Irwin Financial Corporation Employees' Savings Plan

Financial Statements
and Supplemental Schedule

December 31, 2006 and 2005, and Year Ended December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the
Irwin Financial Corporation Employees' Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Irwin Financial Corporation Employees' Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Indianapolis, Indiana
June 26, 2007

Irwin Financial Corporation Employees' Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2006	**2005**
Assets		
Investments, at fair value	**$ 54,955,228**	$ 47,790,535
Receivables:		
Company	**–**	189
Participants	**–**	463
Accrued income	**8,084**	6,538
Unsettled sales	**61,553**	47,262
Total assets	**55,024,865**	47,844,987
Liabilities		
Unsettled purchases payable	**9,844**	23,683
Total liabilities	**9,844**	23,683
Net assets available for benefits at fair value	**55,015,021**	47,821,304
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	**57,500**	65,238
Net assets available for benefits	**$ 55,072,521**	$ 47,886,542

See accompanying notes.

Irwin Financial Corporation Employees' Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions	
Net appreciation in the fair value of investments	$ 2,759,459
Interest and dividends	3,169,707
Total investment income	5,929,166
Contributions	
Company	2,013,924
Participants	6,005,557
Rollovers	600,356
Total contributions	8,619,837
Assets transferred to plan	453,227
Total additions	15,002,230
Deductions	
Benefits paid to participants	7,767,904
Administrative expenses	48,347
Total deductions	7,816,251
Increase in net assets available for benefits	7,185,979
Net assets available for benefits	
Beginning of year	47,886,542
End of year	$ 55,072,521

See accompanying notes.

Irwin Financial Corporation Employees' Savings Plan

Notes to Financial Statements

December 31, 2006

1. Description of the Plan

The following description of the Irwin Financial Corporation Employees' Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a contributory, defined-contribution plan covering all employees of Irwin Financial Corporation (the Company or the Employer) and other affiliates, as listed in the Plan Document, who have elected to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Assets totaling $453,227 were transferred to the Plan from the Irwin Mortgage Corporation Retirement and Profit Sharing Plan (IMC Plan), as certain participants of the IMC Plan became employees of the Company and eligible for participation in the Plan during 2006.

Contributions

Participants may contribute between 1% and 100% of their compensation, as defined in the Plan document. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions as defined by the Internal Revenue Code (the Code). Participants may also contribute amounts representing distributions from other qualified plans. The Company will match 60% of the employee's contributions up to 5% of the participant's eligible compensation, as defined by the Plan, which is allocated according to the elections made by the participants.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of Company contributions and Plan earnings, and charged with an allocation of administrative expenses. Allocations of earnings and expenses are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested accounts are used to pay record-keeping and administrative expenses or reduce the Company's future contributions as per the Plan document. For the year ended December 31, 2006, forfeitures resulting from withdrawn participants utilized to reduce Company contributions were $158,462. Unallocated forfeiture account balances were $45,553 and $20,479 at December 31, 2006 and 2005, respectively.

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contributions and earnings thereon is based on years of continuous service as follows:

Continuous Years of Service	Percent Vested
Less than 1	0%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the participant's highest loan balance in the previous 12 months, even if the amount has been repaid, or 50% of the participant's vested amount. The loans are collateralized by the balance in the participant's account, and interest is charged at the prime rate in effect on the date the loan application is processed by the trustee. Loan term for repayment goes up to 5 years, or up to 15 years for the purchase of a primary residence. Principal and interest payments will be made by means of payroll withholding according to the terms of the loan.

Payment of Benefits

Benefits are payable to employees upon termination of employment, normal retirement, total disability, death, in-service withdrawals, or for financial hardship, as defined by the Internal Revenue Service.

Benefits are payable in a lump sum distribution of cash or installments based on the participant's election in accordance with the Plan. Benefits worth $1,000 or less are automatically paid in a single lump sum. Benefits worth more that $1,000 but less than $5,000 will be rolled over into a Fidelity IRA unless a different form of distribution is chosen.

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, the rights of all plan members shall be nonforfeitable to the full value of their accounts and plan assets would be distributed in accordance with the Plan document.

Investment Options

Each participant elects to invest his/her contributions in one or more of the investment funds offered under the Plan, including a fund comprised of Company stock. Such elections may be changed on a daily basis.

Administrative Expenses

Certain administrative expenses are paid by the Company.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Shares of common Stock of the Company's parent, Irwin Financial Corporation, are valued at quoted market price. The Plan's interest in the common collective trust is valued based on the fair value of the underlying investments as reported by the Plan's trustee on the last day of the Plan year. Units of unitized funds are valued at the net asset value on the last day of the Plan year. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment capital gains or loss, on mutual funds are classified as interest and dividends.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the net unrealized appreciation (depreciation) on those investments.

2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the financial statements were reclassed to conform to current year presentation.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan's Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

2. Summary of Accounting Policies (continued)

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. Investments

Investments that represent 5% or more of fair value of the Plan's net assets at December 31, 2006 and 2005, are as follows:

	2006	2005
Mutual funds:		
Lord Abbott MidCap Value Fund	**$ 3,812,788**	$ 3,546,616
Vanguard Mid Cap Growth Fund	**6,631,589**	5,939,771
Royce Opportunity Fund	**3,810,172**	2,642,901
Fidelity Equity Income Fund*	**6,140,937**	5,078,121
Fidelity Intermediate Bond Fund*	**5,183,689**	4,356,902
Fidelity Blue Chip Growth Fund*	**4,306,779**	4,001,460
Fidelity Diversified International Fund*	**7,646,108**	5,532,236
Spartan US Equity Index Fund	**5,511,130**	4,840,581
Common collective trust:		
Fidelity Managed Income Portfolio*	**5,778,457**	5,811,701
Common stock:		
Irwin Financial Corporation common stock, 212,357 and 225,704 shares, respectively*	**4,806,723**	4,834,890

*Represents an investment in a party in interest.

3. Investments (continued)

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006
Mutual funds	$ 2,485,054
Common stock	274,405
	$ 2,759,459

4. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 12, 2005, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2006 and 2005, per the financial statements to the Form 5500:

	2006
Net assets available for benefits per the financial statements	$ 55,072,521
Adjustment from contract value to fair value for interest in common collective trust relating to fully benefit responsive contracts	(57,500)
Net assets available for benefits per the Form 5500	$ 55,015,021

5. Reconciliation of the Financial Statements to the Form 5500 (continued)

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500:

	2006
Increase in net assets available for benefits per the financial statements	$ 7,185,979
Adjustment from contract value to fair value for interest in common collective trust relating to fully benefit responsive contracts	(57,500)
Increase in net assets available for benefits per the Form 5500	$ 7,128,479

The financial statements are required to report interest in common collective trust relating to fully benefit-responsive contracts at contract value, while the Form 5500 is required to report these investments at fair value.

Supplemental Schedule

Irwin Financial Corporation Employees' Savings Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN #35-1286807 Plan #002

December 31, 2006

Identity of Issuer	Description	Number of Shares/Units	Current Value
Mutual funds:	Fidelity Diversified International Fund*	206,931	$ 7,646,108
	Vanguard Mid Cap Growth Fund	388,494	6,631,589
	Fidelity Equity Income Fund*	104,884	6,140,937
	Spartan US Equity Index Fund	109,827	5,511,130
	Fidelity Intermediate Bond Fund*	505,233	5,183,689
	Fidelity Blue Chip Growth Fund*	97,197	4,306,779
	Lord Abbott MidCap Value Fund	170,214	3,812,788
	Royce Opportunity Fund	292,191	3,810,172
	Fidelity Retirement Money Market Fund*	159,317	159,317
	Spartan 500 Index Fund*	6,570	643,683
			43,846,192
Common collective trust:	Fidelity Managed Income Portfolio*	5,778,457	5,720,957
Common stock:	Irwin Financial Corporation common stock*	212,357	4,806,723
Participant loans:	Participant loans, interest rates ranging from 4% to 9.5%, with varied maturities from January 2007 to June 2021		581,356
			$ 54,955,228

*Denotes party in interest.

Note: Cost information has been omitted because all investments are participant directed.

END